SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     SEC File Number 811-08755
                                                       CUSIP Number 2566781103

                          NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K and Form 10-KSB             [  ] Form 20-FK
[   ] Form 11-K                             [  ] Form 10-Q and Form 10-QSB

[ X ] Form N-SAR

         For Period Ended: December 31, 1998

         [ ] _____ Transition Report on Form 10-K [ ] _____ Transition Report on Form 20-F [ ] _____ Transition Report on Form 11-K [ ] _____ Transition Report on Form 10-Q [ ] _____ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________



     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the  notification  relates to a portion of the filing  checked  above,
identify       the      Item(s)      to      which      the       notification
relates:________________________


PART I.-REGISTRANT INFORMATION


     Full Name of Registrant (Former Name if Applicable)

                         Dollar General STRYPES Trust


     Address of Principal Executive Office (Street and Number)

                           c/o Puglisi & Associates
                         850 Library Avenue, Suite 204
                            Newark, Delaware 19715

PART II.-RULE 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X
___ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X
___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     McGladry & Pullen LLP, the Trust's accountants, have not finalized the Trust's financial statements for the year ended December 31, 1998. A representative of The Bank of New York, the Trust's Administrator, indicated that the Trust's financial statements will be provided to Deloitte & Touche LLP, the Trust's independent auditors, on or about February 26, 1999.

PART IV.-OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.


Betty A. Cocozza                           (212)             815-5366
--------------------------------------------------------------------------------
(Name)                                     (Area code)       (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  X
                  __ Yes                    __ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            X
                  __ Yes                    __ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     Nextel STRYPES Trust (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 25, 1999

By:               Donald J. Puglisi
                  Managing Trustee